# AMANDA RUBINO

## PROFESSIONAL PROFILE

My professional motto is simple: Work harder, innovate more, and deliver better. My career in PR + Influencer Marketing began with my own brand *please see cliff notes* a jewelry company founded in 2004 and based in Boulder, CO that appeared in magazines like Seventeen, Teen Vogue and on celebs like Nicole Richie (who was tres chic at the time). From there, I had a brief moment at a PR agency but was very quickly recruited to the brand side. I'd say things to clients like "I'll get your brand in Vogue" (you know, the types of things a publicist would say). And then I would do it. I delivered results on PR + Influencer and quickly worked my way up the ladder becoming the PR Director at PopSockets when the brand was named the Second Fastest Growing Company in the US by Inc. Magazine. Along the way I was also named to the Boulder County Business Report Forty Under 40 for leadership in social media, marketing and branding.

## EXPERIENCE

**Chief Marketing Officer- Dec 2020- Present**
**M.C. Squares,** Denver, CO
-Promoted from Director of Public Relations to CMO June 2021
-Currently oversee all areas of M.C. Squares- brand, marketing, influencer programs, digital ad spends, social media and public relations
-Increased monthly revenue from 41k- 72k
-Drove 250% increase in organic social following
-Drove ad ROAS from 1.88 to 2.99
-Created an influence program averaging 30k of free monthly influencer coverage on social channels
- 20k in monthly editorial media coverage

**Freelance Publicist + Influencer Marketing Consultant**
April 2013-Dec 2021
**Amanda Rubino Public Relations** Boulder, CO

-Worked with brands like Kidrobot, Yummy World, PopSockets, Super7, KATANA Safety, and more to develop and implement social media & influencer strategies on over 400+ paid and organic campaigns
- Handled PR outreach for brands leveraging organic coverage in every top tier magazine in the US including the NY Times, Elle, Vogue, Real Simple and more
-Managed every aspect of influencer campaigns- creative briefs, influencer vetting, content creation and contract negotiations
-Since March 2020 created 200 pieces of content with a 5M reach on a less than 10k total budget
-Facilitated social collabs with brands like Shake Shack, Friends with You, T-Mobile, OtterBox, Target and Best Buy

**Public Relations Director** –June 2018- February 2020
**PopSockets** Boulder, CO
- Was the first person to handle social influencer marketing at PopSockets and built the strategy and department
- Created the influencer strategy and implementation around releases of new products and general campaigns
- Handled day to day PR outreach securing countless (est. around 500) placements in tier 1 magazines and publications
- Selected and managed all global PR agencies
- Created PR strategy that drove 4 Billion PR impressions Q4 2019

## EDUCATION

Bachelor of Arts in
English Literature
1998 - 2002
University of Colorado, Boulder

## ABOUT AMANDA

(in *almost* 140 characters- more available upon request)

"Amanda is the first person I call when challenged with building a brand. You want her on your team. Her work ethic, vision, and what she is capable of producing via influencers and PR is incredible. She's phenomenal."- Bob Africa, former Chief of Staff at PopSockets, former CEO Kidrobot.

"Working with Amanda is a pleasure! She's an innovative marketer who just gets it. Specializing in lifestyle, fashion, and pop culture, Amanda has generated powerful partnerships and collaborations that resonate with consumers. Her press and influencer outreach is second to none, and I'm always amazed at the placements she's able to obtain. I hope to work with her again in the future." - Allen Richardson, former VP Licensed Marketing, PopSockets + Kidrobot.

**I ran my start up business, Frisk Jewelry- a jewelry line and flagship store from 2004-2013 but wanted to keep this resume at one page.**